

June 13, 2013

Douglas K. Thede
Senior Executive Vice President & Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

> **Re:** **MicroStrategy Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **Form 8-K filed March 15, 2013**
> **File No. 000-24435**

Dear Mr. Thede:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(h) Revenue recognition, page 77

1.   We note that you offer set-up services associated with your cloud subscription services and that set-up fees are recognized ratably over the longer of the contract period or the estimated average life of the customer. Please tell us whether these services have stand-

alone value. Also, please explain your basis for recognizing these services over the longer of the contract period or the estimated average life of the customer.

2.   We note that you determine relative selling price of your cloud subscription services based upon third-party evidence (TPE), when available, or best estimated selling price (BESP) when TPE is not available. Please provide us with additional details regarding how you determine TPE and BESP and tell us what consideration you gave to the disclosure requirements within ASC 605-25-50-2(e).

Form 8-K Filed March 15, 2013

3.   Please tell us the consideration you gave to filing pro forma financial information for the disposition of Angel.com. See Item 9.01 of Form 8-K and Article 11 of Regulation S-X. As part of your response, please provide us with the results of the significance tests as of December 31, 2012 in accordance with Rule 1-02(w) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief